UNITED STATES
	           SECURITIES AND EXCHANGE COMMISSION
	                 Washington, D.C. 20549

	                      Schedule 13D
	       Under the Securities Exchange Act of 1934
	                  (Amendment No.  14)*

	               First Financial Fund, Inc.
                         (Name of Issuer)

                           Common Stock
                 (Title of Class of Securities)

                            320228109
                         (CUSIP Number)

                    Stephen C. Miller, Esq.
                 Krassa, Madsen & Miller, LLC
                  1680 38th Street, Suite 800
                   Boulder, Colorado  80301
                       (303) 444-5483
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                        July 28, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	Kansas


Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,795,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      7.29%

14.	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	Kansas


Number of		7.	Sole Voting Power		1,922,200
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,200
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,922,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      7.81%

14. 	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	New York


Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,922,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      7.81%

14. 	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2


2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  	Kansas


Number of		7.	Sole Voting Power		1,204,100
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,204,100
Person With
			10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	1,204,100

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)

     4.89%

14.  Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust


2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  	South Dakota


Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	100

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)

     0.00041%

14.  Type of Reporting Person (See Instructions)

     OO


CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust


2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  	South Dakota


Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	100

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)

     0.00041%

14.  Type of Reporting Person (See Instructions)

     OO


CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company


2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  	South Dakota


Number of		7.	Sole Voting Power		0
Shares Bene-
ficially 		8.	Shared Voting Power	200
Owned by Each
Reporting		9.	Sole Dispositive Power	0
Person With
			10.	Shared Dispositive Power 200

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	200

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)

     0%

14.  Type of Reporting Person (See Instructions)

     OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	Not applicable


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	United States


Number of		7.	Sole Voting Power	           0
Shares Bene-
ficially 		8.	Shared Voting Power	     0
Owned by Each
Reporting		9.	Sole Dispositive Power       0
Person With
			10.	Shared Dispositive Power     0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X


13.	Percent of Class Represented by Amount in Row (11)

      0%

14.	Type of Reporting Person (See Instructions)

      IN


           Amendment No. 14 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 2, 3, 4, 5, and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), and the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.



Item 2.	Identity and Background

	No change except for the addition of the following:

      As a result of the purchases of Shares reported in Item 5, this statement is also filed on behalf of the Susan L. Ciciora Trust (the "Susan Trust"), the John S. Horejsi Trust (the "John Trust") and Badlands Trust Company ("Badlands"). The Trust, the Brown Trust, the Mildred Trust, the Stewart Trust, the Susan Trust, the John Trust, Badlands, and Mr. Horejsi are referred to as the "Reporting Persons." By signing this statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

	The trustee of the Susan Trust is Badlands. Such trustee may be deemed to control the Susan Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Susan Trust.


	The trustee of the John Trust is Badlands. Such trustee may be deemed to control the John Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the John Trust.

	The directors of Badlands are Stephen Miller, Dan Loveland, Marty Jans, Robert Ciciora, and Larry Dunlap. The executive officers of Badlands are Dan Loveland, President and Secretary, Stephen Miller, Vice President and Assistant Secretary, Laura Rhodenbaugh, Cashier, and Stephanie Kelley, Assistant Secretary.

	The business address of the Susan Trust, the John Trust, and Badlands is 614 Broadway, P.O. Box 801, Yankton, South Dakota,
57078.   The new business address for the Trust, the Brown Trust,
the Mildred Trust and the Stewart Trust is 614 Broadway, P.O. Box 801, Yankton, South Dakota, 57078.

	The Susan Trust is an irrevocable grantor trust organized by Susan Ciciora for the benefit of her issue, sibling, and the issue of her sibling.

	The John Trust is an irrevocable grantor trust organized by John Horejsi for the benefit of his issue, sibling, and the issue of his sibling.

	Badlands is a corporation organized under the banking laws of South Dakota to act as a private trust company to administer the Trust, the Brown Trust, the Mildred Trust, the Stewart Trust, the Susan Trust, and the John Trust as well as other affiliated trusts.

	None of the Susan Trust, the John Trust, Badlands, to the best of our knowledge the Reporting Persons, the executive officers and directors of Badlands, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, none of the Susan
Trust, the John Trust, Badlands, to the best of our knowledge the Reporting Persons, the executive officers and directors of Badlands, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

	The Susan Trust and the John Trust are trusts organized under the laws of South Dakota. Badlands is a South Dakota corporation. The executive officers and directors of Badlands are all citizens of the United States.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Stewart Trust to purchase the Shares as reported in Item 5(c) was $2,575,110.20. Such funds were provided by the Stewart Trust's cash on hand and from intertrust advances from affiliated trusts under the Cash Management Agreement.

The total amount of funds required by the Susan Trust to purchase the Shares as reported in Item 5(c) was $880.35. Such funds were provided by the Susan Trust's cash on hand.

	The total amount of funds required by the John Trust to purchase the Shares as reported in Item 5(c) was $880.35. Such funds were provided by the John Trust's cash on hand.


Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

		The Stewart Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. The Susan Trust and the John Trust acquired the Shares described in Item 5(c) of this statement in order to acquire an equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting
Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	On June 27, 2000, Stewart R. Horejsi, on behalf of the Reporting Persons, sent a letter to Thomas T. Mooney, President of the Company, requesting a copy of the Company's By-Laws. As of August 4, 2000, Mr. Mooney has not responded to the June 27, 2000 letter. The June 27, 2000 letter prepared by Mr. Horejsi is attached as Exhibit 7 and incorporated in this statement by reference.



Item 5.             Interest in Securities of the Issuer.

		No change except for the addition of the following:

     (a)	The Trust is the direct beneficial owner of 1,795,100
Shares, or approximately 7.29% of the 24,628,781 Shares outstanding as of May 1, 2000, according to information contained in the Company's Annual Report for the period ending March 30, 2000 (the "Outstanding Shares"). The Brown Trust is the direct beneficial owner of 1,922,200 Shares, or approximately 7.81% of the Outstanding Shares. The Mildred Trust is the direct beneficial owner of 1,922,400 Shares, or approximately 7.81% of the Outstanding Shares.
 The Stewart Trust is the direct beneficial owner of 1,204,100 Shares, or approximately 4.89% of the Outstanding Shares. The Susan Trust is the direct beneficial owner of 100 Shares, or approximately
 .00041% of the Outstanding Shares. The John Trust is the direct beneficial owner of 100 Shares, or approximately .00041% of the Outstanding Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust, the Mildred Trust, the Stewart Trust, the Susan Trust, and the John Trust. Mr. Horejsi disclaims all such beneficial ownership.

           (c)	The table below sets forth purchases of the Shares
by the Stewart Trust since July 5, 2000. Such purchases were effected by the Stewart Trust on the New York Stock Exchange.



Date        Amount of Shares     Approximate Price
                                     Per Share
                            (exclusive of commissions)

07/05/00        12300                 $8.2500
07/05/00         8400                 $8.1875
07/05/00         5000                 $8.1875
07/05/00         2400                 $8.2500
07/05/00         2100                 $8.1875
07/05/00         2100                 $8.1875
07/06/00          700                 $8.1250
07/07/00         2600                 $8.1250
07/07/00          600                 $8.1875
07/10/00         4000                 $8.3750
07/10/00         4000                 $8.3750
07/10/00         4000                 $8.3750
07/10/00         3500                 $8.2500
07/10/00         2600                 $8.2500
07/10/00         1700                 $8.3750
07/10/00          700                 $8.2500
07/11/00         5000                 $8.3750
07/11/00         2000                 $8.3750
07/11/00         1400                 $8.3750
07/12/00         5000                 $8.3750
07/12/00         4900                 $8.3125
07/13/00         4600                 $8.3750
07/13/00         3000                 $8.3750
07/13/00         2900                 $8.3750
07/13/00         1100                 $8.3125
07/13/00          500                 $8.3750
07/14/00         4000                 $8.3750
07/14/00         2000                 $8.3750
07/14/00         2000                 $8.3750
07/14/00         2000                 $8.3750
07/14/00         1000                 $8.3750
07/14/00         1000                 $8.3125
07/14/00          300                 $8.2500
07/14/00        10000                 $8.3750
07/14/00          200                 $8.3750
07/18/00         3000                 $8.3750
07/18/00          800                 $8.3750
07/18/00          800                 $8.3750
07/19/00        15000                 $8.3750
07/19/00         9700                 $8.3750
07/19/00         6300                 $8.2500
07/19/00         5000                 $8.3750
07/19/00         3300                 $8.3750
07/19/00         2000                 $8.3125
07/19/00         2000                 $8.3125
07/19/00         1000                 $8.3125
07/19/00         1000                 $8.3125
07/19/00          300                 $8.3125
07/20/00         2600                 $8.3125
07/24/00         7000                 $8.4375
07/24/00         5000                 $8.5000
07/24/00         5000                 $8.5000
07/24/00         2400                 $8.5000
07/24/00         2000                 $8.4375
07/25/00         6000                 $8.5000
07/25/00         4000                 $8.5000
07/25/00         1000                 $8.4375
07/26/00         2000                 $8.4375
07/27/00        12000                 $8.5000
07/27/00        10000                 $8.5000
07/27/00         7100                 $8.5000
07/27/00         5000                 $8.4375
07/27/00          600                 $8.4375
07/28/00        22200                 $8.4375
07/31/00         7200                 $8.4375
07/31/00         2700                 $8.5000
08/01/00         7200                 $8.5625
08/01/00         6000                 $8.5000
08/01/00         5000                 $8.5000
08/01/00         4700                 $8.5000
08/02/00         1400                 $8.5000
08/03/00        10000                 $8.5000
08/03/00         8600                 $8.5000


	The table below sets forth purchases of the Shares by the Susan Trust. Such purchases were effected by the Susan Trust on the New York Stock Exchange.



Date       Amount of Shares     Approximate Price
                                     Per Share
                            (exclusive of commissions)

07/10/00          100                $8.2500


	The table below sets forth purchases of the Shares by the John Trust. Such purchases were effected by the John Trust on the New York Stock Exchange.



Date       Amount of Shares       Approximate Price
                                      Per Share
                             (exclusive of commissions)

07/10/00          100                  $8.2500


	(d) The Susan Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, Shares held by it.

	The John Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, Shares held by it.


Item 7.	Material to be filed as Exhibits

	No change except for the addition of the following:

	Exhibit 1  Joint Filing Agreement

	Exhibit 7  Letter from Stewart R. Horejsi to Thomas T.
Mooney, President dated June 27, 2000.



                         Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2000


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B, the Mildred B.
Horejsi Trust, the Stewart R.
Horejsi Trust No. 2, the Susan L.
Ciciora Trust, and the John S.
Horejsi Trust.



                              Exhibit 1

                        Joint Filing Agreement


	In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of First Financial Fund, Inc., a Maryland corporation and
(ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. In witness whereof, the undersigned hereby execute this Agreement this 4th day of August, 2000.

Date: August 4, 2000


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B, the Mildred B.
Horejsi Trust, the Stewart R.
Horejsi Trust No. 2, the Susan L.
Ciciora Trust, and the John S.
Horejsi Trust.



                               Exhibit 7

STEWART R. HOREJSI
200 SOUTH SANTA FE
SALINA, KANSAS  67401
EMAIL shorejsi@mindspring.com

June 27, 2000

First Financial Fund, Inc.
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102-4077
Attention:  Thomas T. Mooney, President

Dear Mr. Mooney:

As you are aware, the Ernest Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B, the Mildred B. Horejsi Trust and the Stewart
R. Horejsi Trust No. 2 (collectively, the "Trusts") are shareholders of First Financial Fund, Inc. ("FF").

It appears from our review of FF's recent annual report that the FF Board of Directors made amendments to the FF bylaws earlier this year, although I do not recall that you made a copy of the changes available to FF's stockholders. The Trusts would appreciate receiving a copy of the current version of the bylaws, and, in addition, would appreciate receiving copies of any further changes to the bylaws made by the FF Board of Directors.
 Please send these documents to the Trusts c/o Stewart R. Horejsi, 5452 E. Morrision Ln., Paradise Valley, Arizona, 85253.

In addition, I understand you and FF's attorney recently called in response to a telephone conversation I had with Mary Ann Tynan at Wellington. On behalf of the Trusts, who, as you know, are by far FF's largest shareholders, I would welcome the opportunity to have a discussion with you. The issues I have to discuss are commercial in nature rather than legal and so I see no reason for an attorney to be involved. The issues are the type of thing a hired manager should discuss with his owners without the need for legal advice. As a result, I have no interest in a discussion with your attorney. Should FF's attorney need to contact anyone, the Trusts' attorney in this regard is Thomas R. Stephens at Bartlit Beck in Denver (303-592-
3144).

Please contact me if you have questions concerning the Trusts' request.

Sincerely,

/s/ Stewart R. Horejsi

Stewart R. Horejsi